February 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Europa Acquisition VI, Inc. File No. 000-54215
 Europa Acquisition VII, Inc. File No. 000-54216
 Europa Acquisition VIII, Inc. File No. 000-54217

Dear Ms. Long:

We represent Europa Acquisition I-V, Inc. (“Europa” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 4, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statements (the “Registration Statements”) on Form 10 filed on December 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please file the response letter dated January 21, 2011, as well as any future response letters relating to Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII, as correspondence under each registrant. Additionally, when filing response letters, please ensure the opening paragraph references the correct companies.  Finally, please provide the written statement from the company requested at the bottom of this letter.

Response:
The Company will file the response letter relating to Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII, as correspondence under each registrant and will ensure that the opening paragraph references the correct companies.

Item 1. Description of Business, page 2

2.     We note your response to comment four of our letter dated January 3, 2011. However, we still note references to "officers", "directors", and "members of management" on pages 4, 5, 6, 10, and 12. Please revise your disclosure to remove these plural references as you have only one officer, director, and member of management.

Response:	The Company has revised the disclosure to remove any references to “officers and directors” or “members of management”.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

3. We note your response to comment eight of our letter dated January 3, 2011. We further note that you deleted the discussion on page 4 concerning Peter Reichard's verbal agreement to provide funding to the company to cover the costs of investigating and analyzing business combinations for the next 12 months and beyond. Please include disclosure of the agreement and its material terms, including whether the company is undertaking to repay these funds to Mr. Reichard.

Response:	The Company has revised the disclosure to include discussion of the agreement and its material terms, including whether the company is undertaking to repay these funds to Mr. Reichard.

Risk Factors, page 5

4.  On page 9, we note the risk factor added in response to comment 11 of our letter dated January 3, 2011. Please revise this risk factor to remove the statement, "until the Company is engaged in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations", as you have indicated that the company will not engage in business activities to provide cash flow for this purpose. Similarly, please make any appropriate revisions to Exhibit 10.1 so that it accurately reflects the verbal agreement between the company and Mr. Reichard.

Response:
The disclosure has been amended to remove the statement, “until the Company is engaged in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations” and the appropriate revisions have been made to Exhibit 10.1 so that it accurately reflects the verbal agreement between the company and Mr. Reichard.

5.  We note that you deleted the second paragraph on page 5 in response to comment 12 of our letter dated January 3, 2011. Please tell us why you no longer believe disclosure of a lack of diversification, which you characterized as a substantial risk, is no longer material and need not be disclosed.

Response:
The second paragraph on page 5 in response to comment 12 of the letter dated January 3, 2011 was removed because management anticipates that it will be not be limited with regard to a potential transaction so it will have complete diversification as to the transaction it would like to complete.

Item 5. Directors. Executive Officers, Promoters and Control Persons, page 11
Current Blank Check Company Experience, page 11

6.  If you file the amendment to your Form 10 after February 8, 2011, please update the operating status in the table on page 12 of Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII to reflect that each registration statement is effective.

Response:
The disclosure has been revised to update the operating status in the table on page 12 of Europa Acquisition VI, Europa Acquisition VII, and Europa Acquisition VIII to reflect that each registration statement is effective.

Current Blank Check Company Experience, page 12

7.  We do not understand your response to comment 23 of our letter dated January 3, 2011 in light of the risk factor on page 5, which states that there may be conflicts between these entities in the pursuit of business combinations. Please advise.

Response:
The Company revises our previous response to comment 23 of the January 3, 2011 letter to state that the operations of each of these entities may have impact on the other entities since they have the same business purpose and are comprised of the same sole executive officer and director.

Notes to Financial Statements, pane F-5

Note 1. Summary of Significant Accounting Policies and Organizations. page F-5 (B) Organization, page F-5

8.  Please revise the second sentence of the first paragraph to provide consistent disclosure, if true, that the company was organized as a vehicle to pursue a business combination rather than to provide business services and financing to emerging growth entities. This comment also applies to Note 1 on page F-14.

Response:	The Company has revised the second sentence of the first paragraph and Note 1 on page F-14 to provide consistent disclosure.

Note 4. Going Concern, page F-7
9.  In your response to comment 13 of our letter dated January 3, 2011, you indicate that you will not raise additional capital through stockholder loans. Accordingly, please remove the reference to obtaining additional stockholder loans both here and in Note 4 on page F- 16.

Response:	The Company has revised the disclosure to remove the reference to obtaining additional stockholder loans.

Signatures, page 15

10.  Please ensure all signatures are appropriately dated. In this regard, we note the signature on the Europa Acquisition VIII, Inc. Form 10 is dated December 9, 2010.

Response:	The Company has reviewed all disclosures to be ensure that all signatures are appropriately dated.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
Gregg E. Jaclin
Partner